November 10, 2008
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

Re:	HMS Holdings Corp. Form 10-K for the Year Ended December 31, 2007 (filed March 14, 2008) (File No. 000-50194)
Ladies and Gentlemen:
          I am the Chief Financial Officer of HMS Holdings Corp. (the “Company”). I hereby submit via EDGAR transmission, the Company’s response to the letter, dated October 27, 2008 (the “Comment Letter”), from Craig D. Wilson, Senior Assistant Chief Accountant, whereby the Company was informed of the further comments of the Staff with respect to above-referenced filings and our letters with respect thereto, dated August 8, 2008 and October 8, 2008.
          Set forth below are the Staff’s comments in italics together with the Company’s response to the comments. Please be advised that the captions and paragraph numbers in the Company’s response refer to the corresponding captions and paragraph numbers set forth in the Comment Letter.
Form 10-K For the Fiscal Year Ended December 31, 2007
Consolidated Statements of Income, page 31
1.	We are considering your response to prior comment 1. We note that you “believe” revising your presentation to comply with Item 5-03(b)(4) of regulation S-X “would be material” and that you propose to include a restated presentation in your Form 10-K for the year ended December 31, 3008. Your response suggests that the amounts representing SG&A expenses have not yet been determined. Please clarify and describe both the quantitative and qualitative factors you considered in concluding that no amendments of your Form 10-K for the year ended December 31, 2007 is required and in your response please address the authoritative guidance in SAB 99.
          The following is the Company’s evaluation under SAB 99 as to whether the corrective actions required to comply with Item 5-03(b)(4) of regulation S-X should result in a material restatement of its prior year financial statements.
•	Quantitative Factors Considered
          The following summarizes the impact of this misstatement on the statements of operations for the years ended December 31, 2007, 2006 and 2005.

	2007		2006		2005
	Reported	New	Reported	New	Reported	New

Revenue	146,651	146,651	87,940	87,940	60,024	60,024

Operating Expenses:

Cost of Revenues

Compensation	57,137	46,483	38,547	30,577	26,945	21,187
Data Processing	10,026	9,298	6,812	6,548	4,793	4,652
Occupancy	9,411	8,431	6,322	5,217	4,670	3,999
Direct Project Cost	21,866	21,866	13,849	13,849	9,796	9,796
Other Operating Cost	15,288	7,448	8,165	4,528	6,244	2,365
Amort of Intangibles	4,642	4,642	6,420	6,420	—	—

Total Cost of Revenues	118,370	98,168	80,115	67,139	52,448	41,999

Selling General & Admin Expenses	—	20,202	—	12,976	—	10,449

Total Operating Expenses	118,370	118,370	80,115	80,115	52,448	52,448

Operating Income	28,281	28,281	7,825	7,825	7,576	7,576

•	Qualitative Factors Considered:

Factors	Comments
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	This matter focuses solely on the Company’s compliance with Item 5-03(b)(4) of the SEC’s Regulation S-X that requires the presentation of selling, general and administration expenses as a separate line item within the Company’s statement of operations. The misstatement did not arise from precise measure or an accounting estimate. The Company properly accumulated and disclosed its total operating expenses, however not in the presentation specified by the SEC rules.

Whether the misstatement masks a change in earning or other trends.	This misstatement does not mask a change in earnings/(loss) or any other trends of the Company. This matter has no impact on total operating expenses, operating income, net income, earnings per share, total current assets, total assets, equity or cash flows. There is no change in any financial statement trend.

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.	This misstatement did not hide a failure to meet analysts’ expectations. The only guidance the Company provides is on revenue, adjusted EBITDA and earnings per share for which these misstatements have not impacted.

Whether the misstatement changes a loss into income or vice versa.	The misstatements would not change the Company’s loss to income or income to loss for any period on an as reported or adjusted basis, thus having no impact.

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.	The misstatement does not concern a segment or other portion of the business that has been identified as playing a significant role in profitability. No impact on income from operations or profitability is noted.

Whether the misstatement affects the registrant’s compliance with regulatory requirements.	This misstatement does not rise to the level such that it has impacted the Company’s status as being fully compliant with its periodic filing requirements under the ’34 Act. Going forward, the Company will change its statement of operations presentation based on the input from its regulator (SEC).

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The Company does not have any financial covenants or other contractual requirements that would have been impacted by the misstatement.

Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.	The Company’s incentive plans are structured such that the misstatement identified would not have resulted in any benefit to management through additional compensation.

Whether the misstatement involves concealment of an unlawful transaction.	The misstatement did not involve the concealment of an unlawful transaction.

Management’s Conclusion:
          The Company’s management has evaluated the misstatement both quantitatively and qualitatively and has concluded that the misstatement is immaterial to each of the periods presented in it 2007 Form 10-K. Accordingly, the Company proposes to revise the presentation of its statement of operations for these adjustments in its 2008 Form 10-K and future 10-Q filings and provide footnote disclosure detailing the impact on the previously reported results for 2007 and 2006. Management believes that this approach will provide its investors and stakeholders with transparent disclosure of the matter.
Notes to Consolidated Financial Statement
Note 1-Summary of Significant Accounting Policies
(k) Revenue Recognition, pages 35 and 36
1.	We note your proposal to remove the reference to EITF 00-21 from your discussion of revenue recognition policies in future filings based on the immateriality of implementation fee revenue. In your response to prior comment 2 you state that there is no standalone value to the implementation services and that they should be accounted for as a single unit of accounting with transaction fees. It appears therefore, that you are applying EITF 00-21 for both implementation and transaction-based services. Rather than remove your disclosures surrounding EITF 00-21, it appears that you should expand them to clarify that arrangements including both implementation and transaction-related revenue are being accounted for as a single unit of accounting and how that impacts your recognition for such arrangements.
          The Company agrees with the Staff’s recommendation and confirms that it will expand its future disclosures surrounding EITF 00-21 to clarify that arrangements including both implementation and transaction-related revenue are being accounted for as a single unit of accounting. The Company will specifically reference that since there is no standalone value to the implementation services which it provides to its customers, the revenue relating to these services is being recognized over the term of the customer contract to which it relates.
* * *

The Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	It may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
          I trust that the explanations contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. If the Staff has any questions or comments with respect to the matters discussed in this letter, please contact me at 212-857-5940.
Very truly yours,
Walter D. Hosp
Senior Vice President and
Chief Financial Officer

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